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                              January 16, 2024

       Zhuo Wang
       Chairman and Chief Executive Officer
       Springview Holdings Ltd
       203 Henderson Road
       #06-01
       Henderson Industrial Park
       Singapore 159546

                                                        Re: Springview Holdings
Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted December
20, 2023
                                                            CIK No. 0002002236

       Dear Zhuo Wang:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted December 20, 2023

       Cover Page

   1. Please reconcile your disclosure that you intend to apply for Nasdaq listing with the statement on page 8
that you have already applied for listing. If you have already applied for listing, please
also disclose the status of the application.
       Risk Factors, page 11

   2. Please include risk factor disclosure about the disparate voting rights in your classes of ordinary shares,
including the number of votes per share to which each class of ordinary shares is entitled, and
the risks your capital structure presents to investors.
 Zhuo Wang
FirstName
SpringviewLastNameZhuo
           Holdings Ltd Wang
Comapany
January 16,NameSpringview
           2024           Holdings Ltd
January
Page 2 16, 2024 Page 2
FirstName LastName
3. Please expand your risk factor regarding litigation exposure on page 13 to address the proceedings discussed starting on page 63 of your registration statement.
4. Please update your risk factor on page 16 to disclose when the company expects to remediate its material weaknesses.
5. We note your disclosure on page 35 regarding the potential impact of inflation on your business. Please add a risk factor and also update this disclosure on page 35 if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.
Our controlling shareholder has substantial influence over our company, page 21

6. Please illustrate the risk by quantifying the percentage of voting power Avanta (BVI)
         Limited will control after the offering. Also specify who has control over the shares held by Avanta and their relationship to you.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
34

7. We note your statement that a majority of your customers are residential homeowners.
         Please provide a breakdown of the percentage of your revenues generated from residential and commercial customers.
Liquidity and Capital Resources, page 39

8. Please expand to disclose the material terms of the financial support letter referenced in this section. Please also revise your related party transaction disclosure beginning on page
         77 and provide the information required by Item 7.B of Form 20-F. Industry Overview, page 47

9. Please clarify what entities comprise the upstream participants in Singapore's New
         Construction, Reconstruction, A&A, Renovation, Bespoke Carpentry and Furniture
         industry.
10. Please revise your disclosure to address what portion of the industry described in this section is currently captured by your business plan. In particular, in light of your statement on page 35 that a majority of your customers are residential homeowners, disclose the portion attributable to the residential market.
Regulation, page 65

11. We note your disclosure that Springview Singapore has accumulated 17 demerit points under the MOM system. Please clarify a timeframe for the accumulation of these demerit points and the impact on your business.
 Zhuo Wang
FirstName
SpringviewLastNameZhuo
           Holdings Ltd Wang
Comapany
January 16,NameSpringview
           2024           Holdings Ltd
January
Page 3 16, 2024 Page 3
FirstName LastName
Management, page 69

12. Please reconcile your statement that Jordan Yi Chun Tse joined the company on
         November 15, 2023 with the disclosure in the employment agreement filed as Exhibit 10.3 that Mr. Tse became the company's Chief Financial Officer on October 15, 2023.
13. To the extent that Ms. Lee was selected to serve as a member of your board of directors under an arrangement or understanding with major shareholders, such as Avanta (BVI)
         Limited, please revise to disclose the arrangement or understanding. Refer to Item 6.A.5 of Form 20-F. Please also clarify the nature of her employment with you. We note her role is described as a director, but that she is also party to an employment agreement providing for a base salary and discretionary bonus.
Employment Agreements, page 73

14. Please expand to disclose the material terms of these agreements, including base salary and bonuses.
Principal Shareholders, page 75

15. In light of the disclosure on page 46 regarding the December 1, 2023 reorganization after which both Siew Yian Lee and Kong Chuan Heng now own Avanta (BVI) Limited, please tell us whether Kong Chuan Heng shares voting and dispositive control over the shares held by Avanta with Siew Yian Lee and revise footnote (7) to the table if necessary.
16. We note that footnote 5 to the table on page 76 indicates that Siew Yian Lee has the power to direct the voting and disposition of the ordinary shares held by Avanta (BVI)
         Limited, and may be deemed the beneficial owner of all ordinary shares held by
         Avanta (BVI) Limited. Please clarify how Ms. Lee controls Avanta (BVI) Limited when she owns 50% of such entity. Tell us also if there is a familial relationship between Ms.
         Lee and Kong Chuan Heng or whether they have a binding agreement to vote in unison.
         Tell us also if any such agreement was in place relating to their prior ownership of
         Springview Singapore.
Related Party Transactions, page 77

17. Please revise to disclose the basis on which each of Springview Contracts Pte. Ltd., GGL
         Enterprises Pte. Ltd., and Mr. Heng Kong Chuan is a related party.
Note 13 - Related Party Balances and Transactions, page F-27

18. We note significant accounts receivable and amounts due from Springview Contracts Pte.
         Ltd. Please provide more robust disclosure regarding the nature of your relationship with
         Springview Contracts Pte. Ltd., a description of the transactions that resulted in amounts due, the contractual repayment terms of the receivables, whether any of the receivables are considered past due, and your analysis of the collectability of the outstanding balances.
 Zhuo Wang
Springview Holdings Ltd
January 16, 2024
Page 4
Item 8. Exhibits and Financial Statement Schedules, page II-2

19. Please file all material contracts as exhibits to your registration statement. We note disclosure in the Management's Discussion and Analysis section and in your financial statements regarding loans and borrowings and the financial support letter from Zhuo
      Wang. Please file these loan agreements and the financial support letter or advise us why they are not material.
20. Please file the contracting agreement with Springview Contracts Pte. Ltd. referenced on page 77 or tell us why you do not believe it is required to be filed. See
Item 601(b)(10)(ii)
      of Regulation S-K.
        Please contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                             Sincerely,
FirstName LastNameZhuo Wang
                                                             Division of
Corporation Finance
Comapany NameSpringview Holdings Ltd
                                                             Office of Real
Estate & Construction
January 16, 2024 Page 4
cc:       Mengyi    Jason    Ye
FirstName LastName